Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

September 24, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that a subsidiary of Grupo Finaciero Galicia, Tarjeta Naranja S.A. (“Tarjeta Naranja”), agreed to repurchase the following outstanding classes of notes, for the values indicated, between September 13, 2019 and September 20, 2019: (i) the Class 42 Notes for Ps 8,000,000 (Argentine Pesos: eight million), which such payment shall be due on September 30, 2019; (ii) the Class 40, Series 1, Notes for Ps. 59,900,000 (Argentine Pesos: fifty-nine million, nine hundred thousand), which such payment shall be due on October 10, 2019; (iii) the Class 41, Series 1, Notes for Ps. 50,696,090 (Argentine Pesos: fifty million, six hundred and ninety-six thousand and ninety), which such payment shall be due on November 15, 2019; and (iv) the Class 36, Series 2, Notes for Ps. 75,805,460 (Argentine Pesos: seventy-five million, eight hundred and five thousand, four hundred and sixty), which such payment shall be due on December 7, 2019.

In addition to the above, Tarjeta Naranja intends to make further repurchases of its Class 36, Series 2, Notes, Class 40, Series 1, Notes, Class 41, Series 1, Notes and its Class 42 Notes (collectively, the “Repurchase Notes”) between September 24, 2019 and September 30, 2019.

Holders of the Repurchase Notes interested in agreeing to such repurchases should contact Banco de Galicia and de Buenos Aires S.A.U. (011-6329-3086), to whom Tarjeta Naranja has entrusted to facilitate the procedures and process with respect to such note repurchases.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com